Exhibit 99.1

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Consolidated Balance Sheets	2-3

Consolidated Statements of Operations	4

Consolidated Statements of Comprehensive Income (Loss)	5

Consolidated Statements of Cash Flows	6-7

Notes to Consolidated Interim Financial Statements	8-21

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,223	$18,629
Short-term bank deposits	7,500	4,500
Marketable securities	10,657	5,537
Trade receivables, net	33,162	23,245
Inventories	25,123	34,855
Other accounts receivable	3,153	2,661

Total current assets	96,818	89,427

LONG-TERM ASSETS:
Marketable securities	67,341	68,835
Deposits and other long-term assets	722	627
Severance pay fund	537	523
Deferred tax asset	805	564
Property and equipment, net	10,994	11,230
Intangible assets, net	1,543	2,076
Goodwill	5,092	5,092

Total long-term assets	87,034	88,947

Total assets	$183,852	$178,374

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

2

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2018	2017
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$10,014	$12,439
Employees and payroll accruals	7,081	6,338
Deferred revenues and advances from customers	2,096	1,697
Other payables and accrued expenses	4,740	5,046

Total current liabilities	23,931	25,520

LONG TERM LIABILITIES:
Accrued severance pay	1,355	1,232
Payment obligation related to acquisition	-	334
Deferred revenues and advances from customers	436	423
Other long-term liabilities	328	166

Total long-term liabilities	2,119	2,155

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares as of December 31, 2017 and June 30, 2018; Issued and Outstanding: 34,124,223 shares and 34,385,330 shares as of December 31, 2017 and June 30, 2018, respectively	86	86
Additional paid in capital	145,170	140,170
Receipt on account of shares	(20)	-
Accumulated other comprehensive income	85	301
Retained earnings	12,481	10,142

Total shareholders’ equity	157,802	150,699

Total liabilities and shareholders’ equity	$183,852	$178,374

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

3

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2018	2017

Revenues
Products	$58,850	$50,406
Services	8,146	5,285
Total revenues	66,996	55,691

Cost of revenues
Products	25,232	24,075
Services	8,947	6,556
Total cost of revenues	34,179	30,631

Gross profit	32,817	25,060

Operating expenses:
Research and development	10,589	9,342
Selling and marketing	12,201	10,829
General and administrative	8,054	6,138
Restructuring expenses	266	93

Total operating expenses	31,110	26,402

Operating income (loss)	1,707	(1,342)

Finance income, net	828	93

Income (loss) before taxes on income	2,535	(1,249)
Taxes on income	196	273

Net income (loss)	$2,339	$(1,522)

Basic and diluted net income (loss) per share	$0.07	$(0.05)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

4

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017

Net income (loss)	$2,339	$(1,522)

Other comprehensive income (loss):

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (loss) arising during the period	(113)	69
Gains reclassified into net loss	-	(29)

Net change	(113)	40

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (loss) arising during the period	(121)	390
Gains (loss) reclassified into net income (loss)	24	(369)

Net change	(97)	21

Foreign currency translation adjustment	(6)	127

Total other comprehensive income (loss)	(216)	188

Comprehensive income (loss)	$2,123	$(1,334)

The accompanying notes are an integral part of the unaudited interim financial statements

5

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
Cash flows used in operating activities:

Net income (loss)	$2,339	$(1,522)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,367	2,427
Warrants to customers	1,533	2,353
Share-based compensation	2,380	1,948
Amortization of premium on marketable securities	241	277
Realized gain on sale of marketable securities	-	(29)
Increase in accrued severance pay, net	109	28
Decrease (increase) in trade receivables	(10,141)	2,894
Decrease (increase) in other receivables and prepaid expenses	(522)	747
Decrease (increase) in inventories	9,044	(8,652)
Change in deferred taxes, net	(219)	(183)
Decrease (increase) in other assets	(97)	194
Decrease in trade payables	(2,192)	(2,060)
Increase (decrease) in employees and payroll accruals	759	(833)
Increase (decrease) in deferred revenues and advances from customers	412	(692)
Increase in other payables and accrued expenses	203	122
Increase in other long-term liabilities	175	369
Loss from sale of property and equipment	-	29
Foreign currency translation loss (gain) on inter company balances with foreign subsidiaries	293	(595)

Net cash provided by (used in) operating activities	6,684	(3,178)

Cash flows used in investing activities:

Purchase of property and equipment	(1,244)	(3,431)
Investments in bank deposits, net	(3,000)	-
Proceeds from maturity of marketable securities	2,150	6,740
Proceeds from sale of marketable securities	-	38,312
Purchase of marketable securities	(6,130)	(70,648)

Net cash used in investing activities	(8,224)	(29,027)

Cash flows provided by financing activities:
Proceeds from issuance of ordinary shares in a follow-on offering, net	-	35,077
Exercise of employee stock options	1,067	1,347
Payment of contingent consideration	(900)	(1,400)

Net cash provided by financing activities	167	35,024

Foreign currency translation adjustments on cash and cash equivalents	(33)	99

Increase (decrease) in cash and cash equivalents	(1,373)	2,819
Cash and cash equivalents at the beginning of the period	18,629	22,789

Cash and cash equivalents at the end of the period	$17,223	$25,707

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017

Supplemental disclosure of non-cash investing and financing activities:

Property and equipment acquired in credit	$200	$863

Inventory transferred to be used as property and equipment	$591	$167

Receipts on account of shares	$20	$167

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value-added services.

b.	The Company has established wholly-owned subsidiaries in Israel, the United States, Germany, Hong Kong and the United Kingdom. The Company’s subsidiaries are engaged primarily in sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.	On January 31, 2017, the Company closed a follow on and secondary offering where by 8,625,000 ordinary shares were sold in the transaction to the public. The aggregate net proceeds received by the Company from the offering were $35,077, net of underwriting discounts, commissions and offering expenses.

d.	On May 15, 2017, the Company made an underwritten secondary offering of 4,250,000 ordinary shares by the Company’s largest shareholder. The Company did not receive any of the proceeds from the sale of the ordinary shares.

e.	The Company depends on five major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in these suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company’s consolidated financial statements.

The balance sheet at December 31, 2017 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2017, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2018. The significant accounting policies applied in the Company’s audited 2017 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited interim consolidated financial statements, except for changes associated with the new revenue recognition standard for the six months ended June 30, 2018, as detailed in Note 2 (e). Results for the six months ended June 30, 2018 are not necessarily indicative of results that may be expected for the year ending December 31, 2018.

b.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

c.	Impact of recently issued accounting standards:

1.	In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases.” Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases.” Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 and must be adopted using a modified retrospective approach, which (following the amendment in July 2018) requires lessees and lessors to recognize and measure all leases within the scope of this ASU using one of the following transition methods: (i) as of the beginning of the earliest comparative period presented in the financial statements, or (ii) as of the beginning of the period in which this ASU is adopted. There are additional optional practical expedients that an entity may elect to apply. The Company is in the process of implementing changes to its systems and processes in conjunction with the review of lease agreements. The Company will adopt Topic 842 effective January 1, 2019 and expect to elect certain available transitional practical expedients. The Company is evaluating the potential impact of this pronouncement.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is evaluating the potential impact of this pronouncement.

3.	In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019; early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

4.	In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity’s ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

5.	In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. This ASU supersedes Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. The guidance is effective for the interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the potential effect on its consolidated financial statements.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Recently adopted accounting standard:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance related to revenue recognition: “Revenue from Contracts with Customers” (“ASC 606”), which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. The Company adopted ASC 606 on January 1, 2018, using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. The new standard application had no material effect on the pattern of revenue recognition, nevertheless, the revenue recognition disclosure has been adjusted in accordance to ASC 606 guidance. See Revenue Recognition below for further details.

e.	Revenue Recognition:

The Company generates revenues from sales of systems, consumables and services. The Company generates revenues from sale of its products directly to end-users and indirectly through independent distributors, all of whom are considered end-users.

The Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers”. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when, or as, the Company satisfies a performance obligation.

Revenues from products, which consist of systems and consumables, are recognized at the point of time when control has passed, in accordance with the agreed-upon delivery terms. Revenues from services are derived mainly from the sale of print heads, spare parts, upgrade kits and sale of service contracts. The Company’s print heads, spare parts and upgrade kits revenues (collectively “Spare parts”) are recognized at the point of time when control has passed, in accordance with the agreed-upon delivery terms. The service contracts are recognized over time, on a straight-line basis, over the period of the service.

For multiple performance obligations arrangements, such as selling a system with consumables, installation and training, the Company accounts for each performance obligation separately as it is distinct. The transaction price is allocated to each distinct performance obligation on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Company is able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Company’s best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company periodically provides customer incentive programs including product discounts, volume-based rebates and warrants, which are accounted for as reductions to revenue in the period in which the revenue is recognized. These reductions to revenue are made based upon reasonable and reliable estimates that are determined according to historical experience and the specific terms and conditions of the incentive.

Revenue disaggregated by revenue source for the six months ended June 30, 2018 and 2017, consists of the following:

	Six months ended June 30,
	2018	2017

Systems	$33,150	$28,766
Ink and consumables	25,700	21,640
Spare parts	6,621	4,168
Service contracts	1,525	1,117

Total revenue	$66,996	$55,691

The following table presents revenue disaggregated by geography based on customer location:

	Six months ended June 30,
	2018	2017

U.S	$36,137	$28,422
EMEA	22,165	15,763
Asia Pacific	6,938	8,560
Other	1,756	2,946

Total revenue	$66,996	$55,691

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities are presented under deferred revenues and advances from customers. During the six months ended June 30, 2018, the Company recognized $672 that was included in the deferred revenues balance at January 1, 2018.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table represents the outstanding performance obligations as of June 30, 2018, included in deferred revenues which are expected to be satisfied and recognized in future periods:

	Remainder of 2018	2019	2020 and thereafter
Product	$528	$-	$-
Services	2,537	2,016	627

Total	$3,065	$2,016	$627

NOTE 3:- MARKETABLE SECURITIES

The following tables summarize our marketable securities by significant investing categories:

	June 30, 2018
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$10,191	$160	$-	$10,351
Government debentures	284	22	-	306
	10,475	182	-	10,657

Matures after one year through three years:
Corporate debentures	54,855	-	(288)	54,567
Government debentures	12,811	-	(37)	12,774
	67,666	-	(325)	67,341

Total	$78,141	$182	$(325)	$77,998

	December 31, 2017
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$5,190	$41	$-	$5,231
Government debentures	295	11	-	306
	5,485	52	-	5,537

Matures after one year through three years:
Corporate debentures	56,514	-	(65)	56,449
Government debentures	12,403	-	(17)	12,386
	68,917	-	(82)	68,835

Total	$74,402	$52	$(82)	$74,372

All investments with an unrealized loss as of June 30, 2018 and 2017 are with continuous unrealized losses for less than 12 months.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (“ASC”) No. 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a framework for measuring fair value. According to ASC No. 820, fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level I:	Unadjusted quoted prices in active markets that are accessible on the measurement date for identical, unrestricted assets or liabilities;

Level II:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level III:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company measures its marketable securities, foreign currency derivative contracts and the contingent payments obligation in connection with acquisition (the “Contingent Payments”) at fair value. Marketable securities and foreign currency derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Contingent Payments are classified within level III as the valuation inputs are based on significant inputs not observable in the market.

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of June 30, 2018 and December 31, 2017 by level within the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As of June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	-	$77,998	-	$77,998
Total financial assets	-	$77,998	-	$77,998

Liabilities:
Payment obligation related to acquisition	-	-	$356	$356
Foreign currency derivative contracts	-	52		52
Total liabilities	-	$52	$356	$408

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- FAIR VALUE MEASUREMENTS (Cont.)

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	-	$74,372	-	$74,372
Foreign currency derivative contracts	-	45	-	45
Total financial assets	-	$74,417	-	$74,417

Liabilities:
Payment obligation related to acquisition	-	-	$334	$334
Total liabilities	-	-	$334	$334

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2018	$334
Accretion of payments obligation	22

Total fair value as of June 30, 2018	$356

The fair value of the payment obligation related to acquisition was estimated based several factors of which the most significant is the Company’s revenue projections. The Company used a Monte Carlo Simulation of the triangular model with a discount rate of 15%. Payment obligation related to acquisition is revalued to current fair value at each reporting date. Any change in the fair value as a result of time passage is recognized in the financial expenses; any other changes in significant inputs such as the discount rate, the discount period or other factors used in the calculation, is recognized in operating expenses in the consolidated results of operations in the period the estimated fair value changes. Payment obligation related to acquisition will continue to be accounted for and measured at fair value until the contingencies are settled during fiscal year 2018. Accretion of the payment obligation related to acquisition is included in financial expenses, net.

NOTE 5:- INVENTORIES

	June 30,	December 31,
	2018	2017

Raw materials and components	$15,115	$15,756
Finished products	10,008	19,099

	$25,123	$34,855

Inventory write-offs amounted to $903 and $1,333 during the six months ended June 30, 2018 and 2017, respectively.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:- DERIVATIVES AND HEDGING ACTIVITIES

The Company follows FASB ASC No. 815,” Derivatives and Hedging” which requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company’s global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company used derivative financial instruments, specifically foreign currency forward and option contracts (“Hedging Contracts”), to manage exposure to foreign currency risks, by hedging a portion of the Company’s forecasted expenses denominated in New Israeli Shekels expected to incur within a year. The effect of exchange rate changes on foreign currency hedging contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in “financial income (expenses), net”.

As of June 30, 2018, and December 31, 2017, the notional principal amount of the Hedging Contracts to sell U.S. dollars held by the Company was $5,836 and $3,651, respectively.

As of June 30, 2018, the fair value of the Company’s outstanding derivatives designated as cash flow hedging instruments was $52 which is included within “Other payables and accrued expenses” in the balance sheet.

As of December 31, 2017, the fair value of the Company’s outstanding derivatives designated as cash flow hedging instruments was $45 which is included within” Other accounts receivable and prepaid expenses” in the balance sheet.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As of June 30, 2018, the Company has two lines of credit with Israeli banks for total borrowings of up to $3 million, which was undrawn to date. These lines of credit are unsecured and available provided that the Company maintains a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of the Company and its subsidiaries’ receivables. Interest rates across these credit lines varied from 0.2% to Prime (Israel Interbank Offered Rate) +0.7% (currant 2.3%) as of June 30, 2018.

b.	Purchase commitments:

As of June 30, 2018, the Company has purchase commitments from vendors in the amount of $22,652. These commitments are due primarily within one year.

c.	Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

d.	Royalty Commitments:

Under the Company’s agreement for purchasing print heads and other products, which was amended in 2016, the Company is obligated to pay 2.5% royalties of its annual ink revenues up to an annual maximum amount of $625.

Royalty expenses for the six months ended June 30, 2018 and 2017 were $312.

e.	Guarantees:

As of June 30, 2018, the Company provided two bank guarantees in a total amount of $379 for its rented facilities.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,
	2018	2017
Numerator for basic and diluted net earnings per share:

Net income (loss)	$2,339	$(1,522)

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net income (loss) per share	34,295,752	33,151,633

Effect of dilutive securities:
Employee share options	589,641	-
Denominator for diluted net income (loss) per share	34,885,393	33,151,633

Basic and diluted net income (loss) per share	$0.07	$(0.05)

During the six months ended June 30, 2017, the Company was in a loss position and therefore all its securities were antidilutive.

NOTE 9:- SHAREHOLDERS’ EQUITY

a.	Company’s shares:

On January 31, 2017 the Company closed a follow on and secondary offering where by 8,625,000 ordinary shares were sold in the transaction to the public of which 2,300,000 were issued by the Company and 6,325,000 were sold by the selling shareholders (inclusive of 1,125,000 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by the Company from the offering were $35,077, net of underwriting discounts, commissions and offering expenses.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Share option and RSU’s plans:

A summary of the Company’s share option activity and related information is as follows:

	Number of shares upon exercise	Weighted average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (1)

Outstanding at beginning of year	2,360,647	$10.76	8.05
Granted	3,333	13.40	9.64
Exercised	(261,670)	5.69	8.79
Forfeited	(99,326)	12.50	7.12

Outstanding at end of year	2,002,984	$11.5	7.78	$12,788

Exercisable at end of year	944,037	$8.67	6.95	$8,641

As of June 30, 2018, $7,124 in unrecognized compensation cost related to share options is expected to be recognized over a weighted average vesting period of 2.59 years.

The weighted average fair value of options granted during the six months ended June 30, 2018 and 2017 was $18.05 and $10.81 per share, respectively.

(1)	Calculation of aggregate intrinsic value for options outstanding and exercisable as of June 30, 2018 is based on the share price of the Company’s ordinary shares as of June 30, 2018 which was $17.8 per share.

A summary of the Company’s RSUs activity is as follows:

Six months ended
June 30, 2018

Outstanding at December 31, 2017	88,759
Granted	144,801
Vested	(825)
Forfeited	(11,608)
Outstanding as of June 30,2018	221,127

The weighted average fair values at grant date of RSUs granted for the six months ended June 30, 2018 and 2017 were $14.04 and $21.15, respectively.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:- SHAREHOLDERS’ EQUITY (Cont.)

c.	The Company’s Board of Directors approved Equity Incentive Plans pursuant to which the Company is authorized to issue to employees, directors and officers of the Company and its subsidiaries (the “optionees”) options to purchase ordinary shares of NIS 0.01 par value each, at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant. Under the plans, options granted before 2014 generally vest in portions as follows: 50% of total options are exercisable two years after the date determined for each optionee, a further 25% three years after the date determined for each optionee and a 25% four years after the date determined for each optionee. Starting 2014, 25% of total options are exercisable one year after the date determined for each optionee and a further 6.25% at the end of each subsequent three-month period for 3 years. Under the Equity Incentive Plans and starting 2017, the Company grants Restricted Stock Units (“RSUs”). The RSU’s generally vest over a period of four years of employment. Options and RSU that have vested are exercisable for up to 10 years from the grant date of the options or RSU to each employee. Options and RSUs that are cancelled or forfeited before expiration become available for future grants.

d.	The following table sets forth the total share-based compensation expense included in the consolidated statements of operations for the six months ended June 30, 2018 and 2017:

	Six months ended June 30,
	2018	2017

Cost of products	$189	$204
Cost of services	152	83
Research and development	402	297
Selling and marketing	476	430
General and administrative	1,161	934

Total share-based compensation expense	$2,380	$1,948

On January 10, 2017, the Company signed a master purchase agreement with Amazon Inc. under which 2,932,176 warrants to purchase ordinary shares of the Company with an exercise price of $13.03 were issued to Amazon as a customer incentive. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five years period beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company. As of June 30, 2018, the Company granted a total amount of 598,647 warrants.

The Company utilizes a Monte Carlo simulation approach to estimate the fair value of the warrants, which requires inputs such as common ordinary share price, the warrant strike price, estimated ordinary share price volatility and risk-free interest rate, among others. The Company recognized a reduction to revenues of $1.5 million and $2.4 million during the six months ended June 30, 2018 and 2017, respectively.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss):

	Unrealized loss on marketable securities	Unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustment	Total
	Unaudited
Six months ended June 30, 2018:

Beginning balance	$(30)	$45	$286	$301
Other comprehensive income (loss) before reclassifications	(113)	(121)	(6)	(240)
Amounts reclassified from accumulated other comprehensive income (loss)	-	24	-	24
Net current period other comprehensive loss	(113)	(97)	(6)	(216)
Ending Balance	$(143)	$(52)	$280	$85

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